

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

John Stewart
Chief Executive Officer
Black Unicorn Factory
5777 West Century Blvd
Suite 1110-106
Los Angeles, CA 90045

> **Re: Black Unicorn Factory**
> **Offering Statement on Form 1-A**
> **Filed February 7, 2023**
> **File No. 024-12145**

Dear John Stewart:

Our preliminary review of your filing indicates that it fails to comply with the requirements of the form and the terms, conditions and requirements of Regulation A. More specifically, your disclosure indicates that you do not intend to conduct a public offer or sale of eligible securities, as required by Rule 251(a) of Regulation A. Because of these serious deficiencies, you should not assume that your filing constitutes a Preliminary Offering Circular or that the Regulation A exemption from Securities Act registration is available for this transaction.

We will not perform a detailed examination of the filing and we will not issue comments on the filing at this time. We suggest that you consider filing a substantive amendment to correct the deficiencies. If you were to request qualification of the offering statement in its present form, we would likely recommend that the Commission deny the request and take any other appropriate action under Regulation A.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Renee Sanders, Esq.